SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year	Commission
Ended December 31, 2003	File Number 000-23709

DOUBLECLICK INC.

401(k) PLAN
(Name of Plan)

DOUBLECLICK INC.
111 Eighth Avenue, 10th Floor
NEW YORK, NEW YORK 10011
(212) 683-0001

(Name of Issuer of Securities held pursuant to Plan and
address of its principal executive office.)

DoubleClick Inc. 401(k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
DoubleClick Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DoubleClick Inc. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
June 22, 2004

DoubleClick Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002

Assets	2003	2002
Investments, at fair value:
Mutual funds	$21,067,483	$12,657,050
DoubleClick Inc. common stock	7,433,774	3,602,261
Money market funds	1,635,239	1,923,097
Participant loans	230,940	166,688

Total investments	30,367,436	18,349,096

Receivables:
Employer contributions	269,214	289,250
Employee contributions	155,836	108,726

Total receivables	425,050	397,976

Net assets available for benefits	$30,792,486	$18,747,072

The accompanying notes are an integral part of these financial statements.

DoubleClick Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003

2003
Additions:
Investment income:
Interest, dividends, and capital gains	$201,334
Net realized and unrealized appreciation in fair value of investments	7,702,033

Total investment income	7,903,367

Contributions:
Employer	1,448,608
Employee	4,798,358
Rollover	1,859,017

Total contributions	8,105,983

Total additions	16,009,350

Deductions:
Benefits paid to participants	3,935,853
Administrative and other fees	28,083

Total deductions	3,963,936

Net increase	$12,045,414

Net assets available for benefits:
Beginning of year	18,747,072

End of year	$30,792,486

The accompanying notes are an integral part of these financial statements.

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the DoubleClick Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the DoubleClick Inc. 401(k) Plan Summary Plan Description and Prospectus for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established January 1, 1997, covering eligible employees of DoubleClick Inc. (the “Company” or “DoubleClick”), the Plan’s sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Company.

Participant Accounts
A separate account is established and maintained for each Plan participant. Contributions are invested in one or more investment options, as directed by the participant. Income earned and net appreciation or depreciation on Plan investments, for a given investment, are allocated in proportion to the participants’ account balances in that fund. On a daily basis, a participant may elect to transfer all or a portion of his or her account balance in a given investment to one or more of the Plan’s other investments. However, employer contributions in DoubleClick common stock may only be transferred upon termination of employment. Transfers of employee contributions in DoubleClick common stock are subject to blackout periods.

Effective October 1, 2003, the Company eliminated DoubleClick common stock as an investment election for participant directed funds. DoubleClick common stock purchased with employee contributions prior to that date can remain in the DoubleClick Inc. Common Stock Fund, but no future contributions or fund exchanges into the DoubleClick Stock Fund are permitted.

Contributions
Plan participants are able to contribute to the Plan up to 20% of their pre-tax earnings. During 2003, the maximum pre-tax contribution allowed by the Internal Revenue Code was $12,000. In addition, participants 50 years of age and older could contribute an additional $2,000 as a “catch-up contribution” in 2003. The Company automatically contributes an amount equal to 50% of the first 6% of a participant’s contribution each pay period in DoubleClick common stock. A “true-up” Employer match will be made in the following year for participants who have contributed 6% or more of their annual salary, but the Company has matched less than 50% of the 6% due to each pay period’s match limit of 50% of 6% of each participant’s contribution amount.

Vesting Participants are fully vested in their contributions and actual earnings thereon. Contributions by the Company become fully vested after two years of

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

service. The Plan provides that forfeitures, the unvested portion of Company contributions for terminated participants, will serve to reduce future Company contributions and may be used to pay for Plan expenses.

Payment of Benefits
Upon retirement, disability, death or termination of employment, participants’ account balances are distributed to the participants in the form of a lump-sum amount equal to the value of the accounts, or installments over a period not to exceed the lives of the participants and their beneficiaries. Participants are allowed to withdraw certain portions of their vested contributions under certain circumstances, subject to penalty.

Participant loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested balances. Loan terms range from one to five years or up to ten years for loans used to purchase a primary residence. Loans are secured by the balances in participants’ accounts and the interest rate is determined by prime +1% at the time of the loan. Principal and interest is paid ratably through semi-monthly payroll deductions.

Forfeited Accounts
At December 31, 2003 and 2002 forfeited non-vested accounts totaled $68,361 and $193,726, respectively. These accounts will be used to reduce future employer contributions and may be used to pay for Plan expenses. In 2003, employer contributions were reduced by $309,559 of forfeited non-vested accounts.

2.	Summary of Significant Accounting Policies

Basis of presentation The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment valuation
The Plan’s investments in mutual funds are stated at market value based on the net asset value per share at the valuation date. The Plan’s investment in DoubleClick common stock is stated at market value as determined by the latest quoted market prices. Participant loans are valued at cost, which approximates fair value.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

The Plan invests in mutual funds that hold various securities including U.S. Government securities, corporate debt instruments and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Income recognition Dividend and interest income are recorded as earned. Unrealized appreciation or depreciation of investments is accrued.

Administrative expenses
The Company pays all expenses, including custodian fees and brokers commissions, incurred in the management and administration of the Plan other than those paid by the Plan. In 2003, the Plan’s administrative fees of $25,888 were paid from the non-vested forfeiture accounts.

Payment of benefits Benefits are recorded when paid. At December 31, 2003 benefits payable to participants were $14,048.

3.	Investments

As of December 31, 2003, the Plan’s investments were as follows:

DoubleClick Inc. Common Stock, 721,726 shares	$7,433,774	*
MFS New Discovery Fund	2,038,170	*
Van Kampen Comstock Fund	2,808,028	*
American Funds Euro Pacific Growth Fund	2,271,564	*
Jennison US Emerging Growth Fund	1,828,525	*
Jennison Equity Opportunity	917,722
American Funds Growth Fund of America	4,151,688	*
Oppenheimer Global Fund	2,556,729	*
Dryden Stock Index Fund	2,436,925	*
Dryden Total Return Bond Fund	1,382,970
Franklin US Government Securities	617,462
Jennison 20/20 Focus Fund	57,700
Prudential Stable Value Fund	1,635,239	*
Participant Loans	230,940

Total Investments	$30,367,436

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

As of December 31, 2002, the Plan’s investments were as follows:

DoubleClick Inc. Common Stock, 636,261 shares	$3,602,261	*
MFS New Discovery Fund	1,378,690	*
Prudential Stable Value Fund	1,923,097	*
Oppenheimer Global Fund	1,767,884	*
Prudential Stock Index Fund	1,509,225	*
Prudential US Emerging Growth Fund	1,073,917	*
Prudential Total Return Bond Fund	995,052	*
American Funds Growth Fund of America	2,113,692	*
Franklin US Government Securities	455,192
Van Kampen Comstock Fund	1,336,531	*
American Funds Euro Pacific Growth Fund	1,646,662	*
Prudential Jennison Equity Opportunity	357,567
Prudential 20/20 Focus Fund	22,638
Participant Loans	166,668

Total Investments	$18,349,096

*	Represents 5% or more of the Plan’s net assets

During 2003, the names of the following Plan investments changed from the Prudential Stock Index Fund to the Dryden Stock Index Fund, the Prudential US Emerging Growth Fund to the Jennison US Emerging Growth Fund, the Prudential Total Return Bond Fund to the Dryden Total Return Bond Fund, the Prudential Jennison Equity Opportunity Fund to the Jennison Equity Opportunity Fund and the Prudential 20/20 Focus Fund to the Jennison 20/20 Focus Fund.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,702,033 as follows:

DoubleClick Inc. common stock	$3,328,033
Mutual funds	4,301,646
Money market funds	72,354

$7,702,033

4.	Nonparticipant-Directed Investments

Participants at their discretion may invest their contributions in any or all of the twelve investment fund options offered under the Plan. However, the Employer’s contributions to the Plan are automatically invested in the DoubleClick Inc. Common Stock Fund (the “Stock Fund”). As of December 31, 2003 and 2002, the net assets of the Stock Fund were $7,433,774 and $3,602,261, respectively. The components of the changes in net assets relating to the Stock Fund are as follows:

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Year ended December 31, 2003
Changes in net assets
Net appreciation	$3,328,033
Contributions	1,530,576
Benefit paid to participants	(902,876)
Transfers to participant-directed investments	(124,220)

Net Change	$3,831,513

5.	Plan Termination

While the Company has not expressed an interest to terminate the Plan, it reserves the right to amend or terminate the Plan at any time, subject to the requirements and penalties of ERISA. No such amendment shall have the effect of diverting the whole, or any part, of the assets or income of the Plan for purposes other than for the exclusive benefit of participants and their beneficiaries. In the event of discontinuance and/or termination of the Plan, participants will become 100% vested in the Company contributions and net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6.	Tax Status

The Internal Revenue Service determined and informed Prudential Retirement (the “Trustee”) by a letter dated June 6, 1991, that the prototype Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The plan has not received an individual determination letter in relation to the adoption of the Trustee’s prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in a compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan. The Company match is made in common stock of the Plan Sponsor, DoubleClick Inc. In addition, prior to October 1, 2003 one of the investment options of the Plan consisted of Common Stock of DoubleClick Inc. Transactions with the Trustee and the Company qualify as party-in-interest transactions.

Effective October 1, 2003, the Company eliminated DoubleClick common stock as an investment election for participant directed funds. DoubleClick common stock purchased with employee contributions prior to that date can remain in the Stock Fund, but no future contributions or fund exchanges into the Stock Fund are permitted.

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

8.	Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections and the Company’s common stock. Additionally, the investments within each participant-directed fund are further diversified into varied financial markets.

9.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$30,792,486	$18,747,072
Less: Amounts requested by participants to be withdrawn from the Plan but have not yet been paid	(14,048)	—

Net assets available for benefits per the Form 5500	$30,778,438	$18,747,072

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2003
Benefits paid to participants per the financial statements	$3,935,853
Add: Amounts requested by participants to be withdrawn from the Plan but have not yet been paid	14,048

Benefits paid to participants per the Form 5500	$3,949,901

DoubleClick Inc. 401(k) Plan
Schedule H – Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2003

Schedule I

				(e)Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	Value
	MFS New Discovery Fund	Mutual Fund	**	$2,038,170
	Van Kampen Comstock Fund	Mutual Fund	**	2,808,028
	American Funds Euro Pacific Growth Fund	Mutual Fund	**	2,271,564
*	Jennison US Emerging Growth Fund	Mutual Fund	**	1,828,525
*	Jennison Equity Opportunity	Mutual Fund	**	917,722
	American Funds Growth Fund of America	Mutual Fund	**	4,151,688
	Oppenheimer Global Fund	Mutual Fund	**	2,556,729
*	Dryden Stock Index Fund	Mutual Fund	**	2,436,925
*	Dryden Total Return Bond Fund	Mutual Fund	**	1,382,970
	Franklin US Government Securities	Mutual Fund	**	617,462
*	Jennison 20/20 Focus Fund	Mutual Fund	**	57,700
*	Prudential Stable Value Fund	Money Market Fund	**	1,635,239
*	DoubleClick Inc. Common Stock	Common Stock	$6,720,177	7,433,774

	Total Investments			$30,136,496

Participant Loans*		Interest rate charged in 2003: 4.26% - 10.5%
		Range of Maturity: 1-5 years		$230,940

*	Denotes party in interest

**	Cost information is not required for participant directed investments and therefore is not included.

Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the administrator of the DoubleClick Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DOUBLECLICK INC. 401(k) PLAN

	By:	Cory Douglas VP of Finance and Corporate Controller DoubleClick Inc.

June 25, 2004